QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of January, 2005
Commission File Number 0-30860

AXCAN PHARMA INC.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Québec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

This Form 6-K consists of: (1) Management Proxy Circular; (2) Notice of Annual General Meeting of Shareholders; (3) Proxy; and (4) Axcan's 2004 Annual Report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: January 21, 2005
	By:	/s/ JEAN VEZINA Name: Jean Vezina Title: Vice-President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Axcan Pharma 2004 Annual Report	99.1
Notice of Annual General Meeting of Shareholders	99.2
Management Proxy Circular	99.3
Proxy	99.4

QuickLinks

SIGNATURES
EXHIBIT INDEX